UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of July 2016

333-206723
(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On July 12, 2016, P.V. Nano Cell Ltd., an Israeli corporation (the “Company”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Investors”), pursuant to which, on July 12, 2016, the Company issued to the Investors an aggregate of 860,000 ordinary shares of the Company, par value NIS 0.01 per share (“Ordinary Shares”), at a price per Ordinary Share of $0.75. The Company received aggregate gross proceeds of $645,000 from the sale of the Ordinary Shares pursuant to the Purchase Agreement.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: August 3, 2016	By:	/s/ Fernando de la Vega
Name: Dr. Fernando de la Vega
Title: Chief Executive Officer